UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)

OF THE SECURITIES ACT OF 1934

For the Fiscal Year Ended December 31, 2009

1-8931

Commission File Number

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

CUBIC APPLICATIONS, INC. 401(k) RETIREMENT PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CUBIC CORPORATION

9333 Balboa Avenue

San Diego, California 92123

Telephone (858) 277-6780

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

*     Other schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of the

Cubic Applications, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Cubic Applications, Inc. 401(k) Retirement Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN McCANN, P.C.

San Diego, California
June 16, 2010

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008

Assets:
Investments, at fair value:
Guaranteed interest account	$5,895,925	$6,876,066
Mutual funds	66,276,469	44,882,732
Stable value fund	7,515,173	5,259,271
Cubic Corporation common stock	1,398,602	995,290
Participant loans	1,983,342	1,593,765

Total investments	83,069,511	59,607,124

Receivables:
Employer’s contribution	—	113,812
Participants’ contribution	—	222,912

Total receivables	—	336,724

Total assets	83,069,511	59,943,848

Liabilities:
Excess contributions payable	37,650	37,804

Total liabilities	37,650	37,804

Net assets available for benefits reflecting all investments at fair value	83,031,861	59,906,044

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	7,523	302,290

Net assets available for benefits	$83,039,384	$60,208,334

See the accompanying notes to financial statements.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2009

Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,190,618
Interest on guranteed interest fund	230,996
Net change in fair value of investments	13,870,979

Total investment income	15,292,593

Contributions:
Participants’	8,104,874
Employer’s	3,734,844
Transfer from other plan (Note 1)	1,521,022
Participants’ rollovers from other qualified plans	140,127

Total contributions	13,500,867

Total additions	28,793,460

Deductions from net assets attributed to:
Benefits paid to participants	5,947,679
Administrative expenses	14,731

Total deductions	5,962,410

Net increase	22,831,050

Net assets available for benefits:
Beginning of year	60,208,334

End of year	$83,039,384

See the accompanying notes to financial statement.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2009

(1)                     Plan Description

The following description of the Cubic Applications, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan.

(a)                     General

The Plan, which was effective April 8, 1994 and amended from time to time thereafter, is a defined contribution plan covering all eligible full-time, part-time and part-time on-call non-union employees of Cubic Applications, Inc. (the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

As of January 1, 2005, the Plan was amended so that employees classified as “temporary” full-time, “temporary” part-time or “temporary” on-call employees are eligible immediately upon date of hire.

(b)                     Contributions

Plan participants may voluntarily contribute to the Plan up to 30% of pre-tax annual compensation, as defined by the Plan (up to the IRS maximum allowable amount).  Participants may also rollover amounts representing distributions from other eligible retirement plans.  All contributions are held in trust and invested by the Plan’s custodian in accordance with the options elected by the participants (i.e. all investments are participant directed).  Participants may elect to invest their contributions and the Company’s contributions in 1% increments in the Guaranteed Interest Account, mutual funds, Stable Value Fund, and the Company’s common stock.  The maximum allowable pre-tax voluntary contribution, as determined by the Internal Revenue Service, was $16,500 for 2009 and $15,500 for 2008.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2009

(1)                     Plan Description, Continued

(b)                     Contributions, continued

The matching employer contribution is 100% of the first 5% of base compensation that a participant contributes to the Plan.  The Plan provides for a Company discretionary contribution at the sole discretion of its Board of Directors in an amount to be determined annually by the Company.  Discretionary contributions to the Plan are allocated based on the ratio of each participant’s compensation to total compensation of all eligible participants.  Plan participants must be employed by the Company as of the Plan’s year end, have at least one year of service and have earned at least 1,000 hours of service during the Plan year to be eligible for any discretionary contributions.

(c)                      Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and their pro rata share of the Company’s discretionary contributions (if any), and an allocation of Plan earnings or losses including market value adjustments on Plan investments and forfeitures.  Allocations of earnings and losses are based on the proportion of the participant’s account balance to the total account balances of all participants, as defined in the Plan agreement.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)                     Vesting

Employee contributions and rollover contributions plus or minus actual earnings or losses thereon have full and immediate vesting.  Effective January 1, 2001, the employer matching and discretionary contributions are immediately 100% vested.

(e)                      Distribution of Participants’ Accounts

The entire vested balance of a participant’s account may be distributed at the date of the participant’s retirement from the Company, termination of service from the Company, death, or permanent and total disability.  The normal retirement age, as defined by the Plan, is the later date at which participants reach the age of 65 and reach 5-years of service.  If a participant terminates before retirement, the participant will receive either a lump sum payment of their account balance or if the account exceeds $1,000, the participant may elect any distribution date up to age 70½.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2009

(1)                     Plan Description, Continued

(f)                        Forfeiture Provisions

For participants receiving distributions upon termination, who were terminated prior to January 1, 2001, the non-vested portion of the employer contributions will be held in a separate account until the earlier of a distribution or a five-year break in service has occurred.  If the participant chooses not to receive a distribution, the non-vested portion of the employer contributions will be held until five consecutive one-year breaks in service have occurred.  At the end of these respective time periods, if the participant has not returned to employment at the Company, the non-vested benefits will be forfeited and allocated according to the Plan document.  Employer contributions for participants terminated after January 1, 2001 are fully vested upon termination.  The Plan contains a provision allowing for an allocation from the Plan’s forfeiture account to individual participant accounts.  This provision was exercised in September of 2009.  Forfeiture allocations totaled approximately $900,000.  Unallocated forfeitures totaled $195,379 and $1,066,729 at December 31, 2009 and 2008, respectively, and were held in the Guaranteed Interest Account.

(g)                     Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  A participant may not have more than two loans outstanding at any time.  The loans, which are collateralized by the balance in the participant’s account, bear a reasonable fixed rate of interest comparable to the fixed interest rates charged by commercial lenders, which ranged from 4.25% to 10.50% at December 31, 2009.  Principal and interest are subject to a payment schedule through payroll deductions.  Each loan is documented in the form of a promissory note and collateralized by this pledge on the participant’s account balance.  All loans are scheduled to be repaid within a period not to exceed 5 years.

(h)                     Omega Plan Merger

In March 2009, $1,521,022 of the Omega Training Group, Inc. 401(k) Plan (“Omega Plan”) assets were merged into the Plan.  The Omega Plan was sponsored by the Company and the service agreement was terminated.  Prior to the merger, the Plan was amended to preserve certain ERISA-protected benefits for Omega Plan participants.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2009

(2)                     Summary of Significant Accounting Policies

(a)                     Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(b)                     Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

(c)                      Investment Valuation and Income Recognition

The Plan’s mutual funds are stated at fair value as determined by The Prudential Insurance Company of America, (the “Custodian”), and are based on the net asset value of units held by the Plan at the respective year-end.  The shares of Cubic Corporation common stock are valued at quoted market prices at year-end, as reported by the Custodian.  Participant loans are valued at the amount of unpaid principal, which approximates fair value.

Investment contracts held in the Guaranteed Interest Account are valued at fair value, which represents contributions, reinvested income, less any withdrawals, plus accrued interest.  Fair value represents the estimated proceeds that would have been paid had the contract been discontinued as of December 31, 2009.  The fair value is derived by multiplying the contractual Market Value Adjustment (“MVA”) by the contract value.  The MVA formula approximates the change in market value of a bond given a change in the rate environment and is equal to the average rate being credited under the contract minus the rate credited to new deposits for plans with similar features multiplied by a duration of time estimate.  The investment contracts are fully benefit responsive because participants may direct withdrawals and transfers to contract value.  Interest rates approximate market rates.  The average yield on such contracts was 3.75% and 3.65% for 2009 and 2008, respectively.  The crediting interest rates are reviewed quarterly but cannot be less than 3.00% and were 3.00% and 3.75% at December 31, 2009 and 2008, respectively.  The fair value of the Guaranteed Interest Account at December 31, 2009 and 2008 was $5,895,925 and $6,876,066, respectively.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  Participants may not transfer between the Guaranteed Interest Account, the Money Mart Assets Fund Z and the Stable Value Fund.  The Guaranteed Interest Account’s contract does not permit the Custodian to terminate the agreement prior to the scheduled maturity date.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2009

(2)                     Summary of Significant Accounting Policies, Continued

(c)                      Investment Valuation and Income Recognition, continued

Investment contracts held in the Stable Value Fund are valued at fair value, which represents contributions, reinvested income, less any withdrawals, plus accrued interest.  The Stable Value Fund invests in investment contracts, traditional guaranteed investment contracts (“GICs”) and security-backed contracts issued by insurance companies and other financial institutions.  The fair value of a GIC is based on the present value of future cash flows using the current discount rate.  The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract.  The fair value of a wrapper contract provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee.  Fair value is adjusted to contract value on the financial statements.  The investment contracts are fully benefit responsive because participants may direct withdrawals and transfers to contract value.  Interest rates approximate market rates.  The average yield on such contracts was 3.09% and 4.38% for 2009 and 2008, respectively. The fair value of the Stable Value Fund at December 31, 2009 and 2008 was $7,515,173 and $5,259,271, respectively.  The Stable Value Fund’s contract does not permit the Custodian to terminate the agreement prior to the scheduled maturity date.

Interest income is recognized when earned.  Dividend income is recorded on the ex-dividend date.  Realized gains and losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their estimated fair market value.  Purchase and sales of securities are reflected on a trade-date basis.

Earnings on investments, with the exception of participant loans, are allocated on a pro rata basis to individual participant accounts based on the type of investment and the ratio of each participant’s individual account balance to the aggregate of participant account balances.  The portion of interest included in each loan payment made by a participant is recognized as interest income in the participant’s individual account.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2009

(2)                     Summary of Significant Accounting Policies, Continued

(d)                     Fair Value Measurements

The Financial Accounting Standards Board (“FASB”) establishes authoritative guidance on fair value measurements which provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

Level 1 — Valuation is based upon quoted prices in active markets for identical assets or liabilities.

Level 2 — Valuation is based upon other significant observable inputs (including quoted prices for similar assets or liabilities in active markets, identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, etc.)

Level 3 — Valuation is based upon significant unobservable inputs, including the reporting entity’s own assumptions in determining the fair value of investments.

The inputs or methodology used by valuing securities are not necessarily an indication of risk associated with investing in those securities.

The FASB issued additional guidance in 2009, requiring that fair values be detailed by major asset category, within the fair value hierarchy, and this should be adopted on a prospective basis. Retrospective adoption is not required and has not been adopted.  Accordingly, a summary of the fair value hierarchy under this guidance is described on the following page.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2009

(2)                     Summary of Significant Accounting Policies, Continued

(d)         Fair Value Measurements, continued

Assets at Fair Value as of December 31, 2009

	Level 1	Level 3	Total
Mutual funds:
Large growth fund	$13,302,280	$—	$—
Foreign large blend fund	12,976,419	—	—
Mid growth funds	6,049,316	—	—
Intermediate bond fund	5,832,707	—	—
Index funds	5,658,489	—	—
Hybrid fund	5,598,478	—	—
Large blend fund	4,190,038	—	—
Large value fund	3,375,134	—	—
Intermediate Gov’t bond fund	3,234,808	—	—
Money market fund	2,715,945	—	—
Mid value fund	2,158,839	—	—
Small growth fund	862,582	—	—
Small blend fund	321,434	—	—
Total mutual funds	66,276,469	—	66,276,469

Cubic Corporation common stock	1,398,602	—	1,398,602

Guaranteed interest account	—	5,895,925	5,895,925

Stable value fund	—	7,515,173	7,515,173

Participant loans	—	1,983,342	1,983,342

Total assets at fair value	$67,675,071	$15,394,440	$83,069,511

Assets at Fair Value as of December 31, 2008

	Level 1	Level 3	Total
Mutual funds	$44,882,732	$—	$44,882,732

Cubic Corporation common stock	995,290	—	995,290

Guaranteed interest account	—	6,876,066	6,876,066

Stable value fund	—	5,259,271	5,259,271

Participant loans	—	1,593,765	1,593,765

Total assets at fair value	$45,878,022	$13,729,102	$59,607,124

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2009

(2)                     Summary of Significant Accounting Policies, Continued

(d)                     Fair Value Measurements, continued

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

Level 3 assets as of December 31, 2009

	Guaranteed
	Interest	Stable	Participant
	Account	Value Fund	Loans	Total
Balance, beginning of year	$6,876,066	$5,259,271	$1,593,765	$13,729,102

Realized gains (losses)	—	—	—	—

Unrealized gains (losses relating to instruments still held at the reporting date)	19,653	275,114	—	294,767

Purchases, sales, issuances and settlements-net	(999,794)	1,980,788	389,577	1,370,571

Balance, end of year	$5,895,925	$7,515,173	$1,983,342	$15,394,440

(e)                      Net Change in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net change in the fair value of its investments which consists of the realized gains or losses and the net unrealized increase (decrease) on those investments.

(f)                        Risk and Uncertainties

The Plan provides for various investment options in mutual funds, a Stable Value Fund, a Guaranteed Interest Account, and Cubic Corporation common stock.  These investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of the investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2009

(2)                     Summary of Significant Accounting Policies, Continued

(g)                     Concentration of Credit Risk

All of the Plan’s investments are financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan’s investments.  Management believes that the Custodian maintains the Plan’s investments with high credit quality institutions and attempts to limit the credit exposure of any particular investment.

(h)                     Payments of Benefits

Benefit payments are recorded when paid.

(i)                        Administrative Expenses

Most administrative expenses are paid directly by the Plan sponsor.  Investment management services fees, audit fees and legal fees may be paid using forfeitures of the Company’s contributions.

(j)                        Financial Accounting Standards Board Accounting Standards Codification

In June 2009, the FASB issued authoritative guidance related to the hierarchy of Generally Accepted Accounting Principles (“GAAP”), which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP.  The authoritative guidance which is effective for interim and annual periods ending after September 15, 2009, refers to legacy GAAP accounting pronouncements in the Plan’s financial statement disclosures.  These references will be modified to plain English descriptions.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2009

(3)                 Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2009	2008

American Europacific Growth R4	$12,976,419	$8,508,106
Janus Growth & Income Fund	$8,153,085	$5,144,234
Prudential Stable Value Fund	$7,515,173	$5,259,271
Prudential Guaranteed Interest Account	$5,895,925	$6,876,066
PIMCO Total Return Bond Admin	$5,832,707	$3,795,710
Vanguard Wellington Fund	$5,598,478	$4,199,546
Jennison Growth Fund Z	$5,149,195	$3,634,901
Vanguard Institutional Index	$4,324,784	$3,182,679
Davis New York Venture Fund	$4,190,038	$3,138,259

The Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year) increased in value by $13,870,979 during the year ended December 31, 2009 as follows:

Mutual funds	$13,297,529
Stable value fund	200,728
Company stock	372,722

$13,870,979

(4)                     Excess Contributions Payable

During the years ended December 31, 2009 and 2008, the Plan failed certain of its nondiscrimination tests.  As a result, refunds of excess contributions are required to be paid out to participants in order for the Plan to meet compliance testing requirements.  Accruals were made for these excess contributions amounting to approximately $38,000 for the years ended December 31, 2009 and 2008.  Refunds are paid in the year subsequent to the year in which these excess contributions occurred.

(5)                     Tax Status

The Plan received a favorable tax determination letter from the Internal Revenue Service dated October 17, 2001, which states that the Plan qualifies under the applicable provisions of the Internal Revenue Code and that it is therefore exempt from federal income taxes.  In the opinion of the plan administrator, the Plan continues to meet the Internal Revenue Code requirements and is currently operating such that its exempt status has been maintained.  Accordingly, no provision for income taxes has been included in the accompanying financial statements.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2009

(6)                     Plan Termination and Amendment

Although the Company has not expressed any intent to do so, the Company has the right, under the Plan agreement, to amend any or all provisions of the Plan as well as discontinue contributions and terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts, and the net assets of the Plan must be allocated among the participants and beneficiaries of the Plan in the order provided for by ERISA.

(7)                     Parties-In-Interest

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan.  Certain Plan investments are shares of a Guaranteed Interest Account managed by Prudential Insurance Company of America, mutual funds, and a Stable Value Fund managed by Wells Fargo Bank Minnesota, N.A.  Prudential Insurance Company of America is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  An employee of the Company’s parent, Cubic Corporation, serves as the trustee and plan administrator of the Plan.  In addition, Plan investments include investments in the Company’s common stock; therefore, these transactions also qualify as party-in-interest transactions.

(8)                     Form 5500

There were no differences between the accompanying financial statements as of December 31, 2009 and 2008 and the financial information reported on the Form 5500.

SUPPLEMENTAL SCHEDULE

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2009

EIN # 95-1678055

Plan # 005

		(c)
		Description of investment
	(b)	including maturity date,		(e)
	Identity of issue, borrower,	rate of interest, collateral,	(d)	Current
(a)	lessor, or similar party	par, or maturity value	Cost **	value
	American Europacific Growth R4	Mutual Fund
		American Europacific Growth R4	$—	$12,976,419
	Janus Growth & Income Fund	Mutual Fund
		Janus Growth & Income Fund	—	8,153,085
*	Wells Fargo Bank Minnesota, N.A.	Common Collective Trust Account
		Prudential Stable Value Fund	—	7,515,173
*	The Prudential Insurance Company of America	Guaranteed Interest Fund
		Prudential Guaranteed Interest Account	—	5,895,925
	PIMCO Total Return Bond Admin	Mutual Fund
		PIMCO Total Return Bond Admin	—	5,832,707
	Vanguard Wellington Fund	Mutual Fund
		Vanguard Wellington Fund	—	5,598,478
*	Prudential Mutual Funds	Mutual Fund
		Jennison Growth Fund Z	—	5,149,195
	Vanguard Institutional Index	Mutual Fund
		Vanguard Institutional Index	—	4,324,784
	Davis New York Venture Y	Mutual Fund
		Davis New York Venture Fund	—	4,190,038
	Thornburg Core GR 1	Mutual Fund
		Thornburg Core GR 1	—	3,900,512
	American Beac LG Cap Val Inst	Mutual Fund
		American Beac LG Cap Val Inst	—	3,375,134
	American Century Gov’t Bond Investment	Mutual Fund
		American Century Government Bond	—	3,234,808
*	Prudential Mutual Funds	Mutual Fund
		Prudential Money Mart Assets Fund Z	—	2,715,945
	Goldman Sachs Mid Cap Ins	Mutual Fund
		Goldman Sachs Mid Cap Ins	—	2,158,839
	AIM Dynamics Fund	Mutual Fund
		AIM Dynamics Fund	—	2,148,804
*	Cubic Stock	Equity Securities
		Cubic Corporation Common Stock	—	1,398,602
	Royce Value Plus Fund 1	Mutual Fund
		Royce Value Plus Fund 1	—	862,582
	Vanguard Small Cap Index	Mutual Fund
		Vanguard Small Cap Index	—	404,548
	Vanguard Mid Cap Ind Fund	Mutual Fund
		Vanguard Mid Cap Ind Fund	—	358,960
	Royce Total Return Fund	Mutual Fund
		Royce Total Return Fund	—	321,434
	Vanguard GR Index Inv	Mutual Fund
		Vanguard GR Index Inv	—	313,425
	Vanguard Value Index	Mutual Fund
		Vanguard Value Index	—	256,772

*	Participant Loans	Various maturities (Interest rates from 4.25% - 10.50%)	—	1,983,342

			$—	$83,069,511

*	Parties-in-interest
**	Historical cost is not required as all investments are participant directed.

B. Exhibit List.

Exhibit 23.1     Consent of Mayer Hoffman McCann P.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, The Cubic Applications, Inc. 401(k) Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cubic Applications, Inc. 401(k) Retirement Plan

Date: June 16, 2010	By:	/s/ John D. Thomas

John D. Thomas
Vice President Finance and Corporate Development
and Plan Administrative Committee Member